SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, March 16, 2012 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody's: B1), the largest low-cost and low-fare airline in Latin America, hereby informs the market that it has changed the disclosure of its 4Q11 results to March 26, 2012 due to the finalization of its consolidation of the financial statements of Webjet Linhas Aéreas S.A.

4Q11 Earnings Release
March 26, 2012 (after trading hours).
The release will be available on our website www.voegol.com.br/ir.

Quiet Period
In accordance with fair disclosure and corporate governance best practices, GOL will end immediately after the conference calls on March 27.

Conference Calls

English	Portuguese
March 27, 2012	March 27, 2012
10:00 a.m. (US EST)	11:30 a.m. (US EST)
11:00 a.m. (Brasília Time)	12:30 p.m. (Brasília Time)
Phone: +1 (877) 317-6776 (US only)	Phone: +55 (11) 2188-0155
+1 (412) 317-6776 (Other countries)	Code: GOL
Code: GOL	Replay: +55 (11) 2188-0155
Replay: +1 (877) 344-7529 (US only)	Replay Code: GOL
+1 (412) 317-0088 (Other countries)	Webcast: click here
Replay Code: 10008861
Webcast: click here

 Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast: A slide presentation will be available for viewing and downloading on the IR session of our website www.voegol.com.br/ir. The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay: A conference call replay facility will be available for 7 days. In order to access the replay, dial above mentioned numbers.

Speakers:
Constantino de Oliveira Junior – CEO
Leonardo Porciúncula Gomes Pereira – CFO
Edmar Lopes – Finance and IR Officer

CONTACT:
Edmar Lopes
Finance and IR Officer
Gustavo Mendes
Investor Relations
Ricardo Rocca
Investor Relations

Phone: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: twitter.com/GOLInvest

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 900 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3400 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

About WEBJET Linhas Aéreas S.A.

Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 155 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The companies are continuing to operate separately while awaiting the approval of CADE, Brazil’s anti-trust authority.

CONTACTS	▶Leonardo Pereira	▶Edmar Lopes	▶Gustavo Mendes	▶Ricardo Rocca

INVETOR RELATIONS
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.